UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

QUANTUM COMPUTING INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74766W-108

(CUSIP Number)

215 Depot Court SE, Suite 215

Leesburg, VA 20175

(703) 436-2121

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON

Robert Liscouski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,012,500(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,012,500(1)
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,012,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.52(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.	Mr. Liscouski has voting and investment control of 1,012,500 shares of the Company’s common stock owned by Mr. Liscouski personally (the “Shares”).

2.	Based upon 28,730,702 shares of the Company’s common stock issued and outstanding as of April 1, 2021.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quantum Computing Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

Item 2 Identity and Background.

The Statement is being filed by Mr. Robert Liscouski (“Mr. Liscouski”). Mr. Liscouski’s present principal occupation or employment is serving as the Issuer’s Chief Executive Officer and as Chairman of its Board of Directors.  Mr. Liscouski is a United States citizen. The business address of Mr. Liscouski is 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

During the last five years Mr. Liscouski has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Liscouski acquired the reported 1,012,500 shares of the Common Stock as follows:

On January 22, 2018, while the Company was in receivership, the Company sold 500,000 shares of common stock for an aggregate purchase price of $155,000 to an entity controlled by Mr. Liscouski. This entity has since transferred the shares to Mr. Liscouski personally.

Mr. Liscouski was issued 100,000 shares of common stock in September 2018 pursuant to an employment agreement with the Company.

On December 30, 2018, Mr. Liscouski purchased 12,500 shares of common stock at a purchase price per share of $0.40 in a private offering of the Company’s Common Stock. This $0.40 price per share of Common Stock was the same that the other investors in the private offering paid per share.

On July 13, 2020, Mr. Liscouski was issued 400,000 shares of common stock, as compensation for services rendered and as part of a plan to retain executive management, pursuant to the 2019 Quantum Computing Inc. Equity and Incentive Plan (the “Plan”).

Item 4 Purpose of Transaction.

Mr. Liscouski does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Liscouski beneficially owns 1,012,500 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 3.52% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b) Mr. Liscouski holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Liscouski in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Liscouski.

(e) Mr. Liscouski ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on December 11, 2020.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares are subject to the terms and conditions of a lock-up agreement, dated July 26, 2018, by and between the Issuer and Mr. Liscouski (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Mr. Liscouski is precluded, until February 29, 2021, from selling, granting, lending, pledging, offering or in any way, directly or indirectly disposing of the Shares granted to him by the Company.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Lock-Up Agreement, dated July 26, 2018, by and between the Issuer and Robert Liscouski.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2021

/s/ Robert Liscouski
Robert Liscouski

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